SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2009
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 9, 2009
Shaw Communications Inc.
By: /s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

# A year of growth thanks to our customers, our people and our values.

ACCOUNTABLE

BALANCE

CUSTOMER FOCUSED

INTEGRITY

LOYALTY

POSITIVE, CAN DO ATTITUDE

TEAM PLAYER

2009 NOTICE OF ANNUAL GENERAL MEETING AND PROXY

SHAW

i

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Thursday, January 14, 2010
Time:	11:00 a.m. (Mountain time)
Location:	Shaw – Barlow Trail Building 2400–32nd Avenue NE Calgary, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2009 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

(signed) Douglas J. Black, Q.C.
Corporate Secretary

Calgary, Alberta
November 24, 2009

Holders of Class A Shares of record at the close of business on November 30, 2009 are the only shareholders entitled to vote at the meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 14, 2010, and any adjournments thereof, as set forth in the attached Notice of Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of November 24, 2009. All sums are expressed in Canadian dollars, unless otherwise noted.

BUSINESS OF THE MEETING

1.	ELECTION OF DIRECTORS

Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees.

The number of directors to be elected is 15. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee listed below.

Nominees for Election to the Board of Directors

The following table sets out the name of each director, together with his or her municipality of residence, age, year first elected or appointed a director, biography and comparative ownership of securities of the Corporation for the years 2009 and 2008.

		Securities Owned/Controlled(2)
				Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(9)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

PETER J. BISSONNETTE(8)	• President of the Corporation	2009	40,000	135,335	1,150,000	N/A
Calgary, AB		2008	40,000	122,531	1,000,000	Nil
Canada

Age: 62

Director since 2009

ADRIAN I. BURNS	• Corporate Director	2009	2,600	6,000	70,000	19,783
Rockcliffe Park, ON Canada Age: 63 Director since 2001 Member of the Corporate Governance and Nominating Committee and the Executive Committee	• Former Member of the Copyright Board of Canada • Former Commissioner of the Canadian Radio-television and Telecommunications Commission Other Positions: • Board member of several business and community organizations, including Carthy Foundation, National Arts Centre, Ottawa Art Gallery, RCMP Heritage Center and Titian Trust	2008	2,600	6,000	70,000	18,083

		Securities Owned/Controlled(2)
				Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(9)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

GEORGE F. GALBRAITH	• Corporate Director	2009	10,000	515,368	70,000	Nil
Vernon, BC Canada	• Former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	2008	10,000	501,236	70,000	Nil
Age: 65	Other Positions:
	• Director of Okanagan Innovation Fund
Director since 1991

Member of the Corporate Governance and Nominating Committee

DR. LYNDA
HAVERSTOCK, C.M., S.O.M	• President and Chief Executive Officer of	2009	Nil	Nil	70,000	2,131
Regina, SK Canada Age: 61 Director since 2007 Member of the Corporate Governance and Nominating Committee	Tourism Saskatchewan, a public-private partnership responsible for tourism activities • Former Lieutenant Governor of Saskatchewan (2000-2006) Other Positions: • Former leader of the Liberal Party of Saskatchewan	2008	Nil	Nil	70,000	1,055

GREGG KEATING	• Chairman and Chief Executive	2009	10,000	250,620	70,000	7,113
Porters Lake, NS Canada	Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business	2008	10,000	250,620	70,000	3,707
Age: 46	interests

Director since 2007

Member of the Audit Committee

MICHAEL W. O’BRIEN(5)	• Corporate Director	2009	10,000	13,000	70,000	24,439
Canmore, AB Canada Age: 64 Director since 2003 Leader Director since 2009	• Until his retirement in 2002, served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company Other Public Board Memberships: • Suncor Energy Inc. (TSX, NYSE)	2008	10,000	13,000	70,000	22,714

Chair of the Corporate Governance and Nominating Committee and Member of the Executive Committee

		Securities Owned/Controlled(2)
					Class B
Nominee, Date of Board					Non-
Appointment and Current			Class A		Voting
Committee Appointments(1)(9)	Background/Principal Occupation	Year	Shares		Shares		Options(3)	DSU(4)

PAUL K. PEW(5)	• Founder and Co-CEO of G3 Capital Corp.,	2009	Nil		25,000		70,000	7,206
Toronto, ON	a Toronto-based alternative asset manager	2008	Nil		Nil		70,000	2,302
Canada	• Corporate Director and Private Investor
Age: 45 Director since 2008 Chair of the Audit Committee	• From August 2004 to August 2007, Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer

JEFFREY C. ROYER(5)	• Corporate Director and Private	2009	100,000	(6)	14,965,572	(6)	50,000	18,188
Toronto, ON Canada Age: 54 Director since 1995	Investor Other Positions: • Director of several private companies and not-for-profit organizations	2008	100,000	(6)	14,965,572	(6)	50,000	14,252

Member of the Audit Committee

BRADLEY S. SHAW(7)(8)	• Senior Vice President, Operations	2009	4,426,400		3,671,312		850,000	5,119
Calgary, AB	of the Corporation	2008	4,386,400		891,045		600,000	3,489
Canada
Age: 45
Director since 1999

JIM SHAW(7)(8)	• Chief Executive Officer and Vice Chair of	2009	4,464,000		4,379,268		1,050,000	N/A
Calgary, AB	the Corporation	2008	4,424,000		1,594,495		1,500,000	N/A
Canada	Other Positions:
	• Director of United Acquisitions II Corp.
Age: 52	• Director of Cable Television Laboratories, Inc. (also known as CableLabs)
Director since 2002

Member of the Executive Committee

JR SHAW, O.C.(7)(8)	• Founder and Executive Chair of the	2009	8,893,808		22,103,697		1,000,000	N/A
Calgary, AB	Corporation	2008	8,973,808		27,416,677		1,400,000	N/A
Canada	Other Positions:
	• Director and President of the Shaw Foundation
Age: 75	• Director of several private companies, including Darian Resources Ltd.
Director since 1966

Chair of the Executive Committee

		Securities Owned/Controlled(2)
				Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(9)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

JC SPARKMAN	• Corporate Director	2009	10,000	58,400	70,000	15,597
Lakewood, Colorado U.S.A.	• Former Executive Vice-President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable	2008	10,000	58,400	70,000	12,931
Age: 77	television operators in the United States
	Other Public Board Memberships:
Director since 1994	• Liberty Global, Inc. (NASDAQ)
	• Universal Electronics Inc. (NASDAQ)
Member of the Human Resources and Compensation Committee and the Executive Committee

CARL E. VOGEL(5)(10)	• Partner, SCP Worldwide, a sports,	2009	Nil	70,000	70,000	Nil
Cherry Hills Village,	media and entertainment company	2008	Nil	70,000	70,000	Nil
Colorado, U.S.A. Age: 52 Director since 2006
•   Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology) from February 2008 until March 2009

Member of the Audit Committee	• President from September 2006 and Vice Chairman from June 2005, EchoStar Communications Corporation until February 2008
	• Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States
	Other Public Board Memberships:
	• DISH Network Corporation (NASDAQ)
	• NextWave Wireless Inc. (NASDAQ)
	• Universal Electronics Inc. (NASDAQ)
	Other Positions:
	• Senior Advisor of DISH Network Corporation
	• Director of several private companies and not-for-profit organizations

SHEILA C. WEATHERILL, C.M.	• Corporate Director	2009	Nil	Nil	70,000	658
Edmonton, AB Canada Age: 64	• President and Chief Executive Officer of the Capital Health Authority (Edmonton region health administrative authority) from 1996 to September 2008	2008	Nil	Nil	Nil	Nil
	Other Public Board Memberships:
Director since 2009	• EPCOR Utilities Inc.
	Other Positions:
Member of the Human Resources and Compensation Committee	• Member, Prime Minister’s Advisory Committee on the Public Service
	• Independent Investigator in the Investigation of the 2008 Listeriosis Outbreak
	• Senior Advisor to the Vice-President (External) and Distinguished Executive in residence in the School of Business, University of Alberta

Securities Owned/Controlled(2)
Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(9)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

WILLARD H. YUILL	• Chairman and Chief Executive	2009	10,800	5,834,722	50,000	2,812
Medicine Hat, AB Canada	Officer, The Monarch Corporation, a private investment company	2008	10,800	5,761,922	50,000	Nil
Other Public Board Memberships:
Age: 71	• Western Financial Group Inc. (TSX)
Other Positions:
Director since 1999	• Director of several private companies and not-for-profit organizations
Chair of the Human Resources and	• Trustee of the St Andrew’s College Foundation
Compensation Committee	• Governor of the Western Hockey League

Notes:

(1)	The Nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 15, 2009. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation), as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)	The information as to the securities beneficially owned, or over which control or direction is exercised, except as otherwise noted in Note 6, has been furnished by each of the nominees as of November 25, 2008 and November 24, 2009.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation — Compensation of Directors”.

(4)	“DSU” means deferred share unit. The DDSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation — Compensation of Directors — DDSU Plan”.

(5)	Michael W. O’Brien, Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel each qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

(6)	Jeffrey C. Royer beneficially owns 33,988 Class B Non-Voting Shares. Associates of Mr. Royer own 100,000 Class A Shares and 14,931,584 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(7)	JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by corporations owned or controlled by JR Shaw.

(8)	Each of JR Shaw, Jim Shaw and Peter Bissonnette has elected not to receive director fees. Effective June 1, 2009, Bradley S. Shaw elected not to receive any further director fees.

(9)	The Board has determined that all directors of the Corporation, other than JR Shaw, Peter J. Bissonnette, Bradley S. Shaw and Jim Shaw, are independent. JR Shaw, Peter J. Bissonnette, Bradley S. Shaw and Jim Shaw are not independent due to their positions as officers of the Corporation and its subsidiaries. See “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

(10)	Carl E. Vogel was a director from April 2000 to September 18, 2000, as well as Chairman and Chief Executive Officer from August 22, 2000 to September 18, 2000, of ICG Communications, Inc. (a telecommunications company) and certain of its subsidiaries which filed voluntary petitions for Chapter 11 protection with the U.S. Bankruptcy Court for the District of Delaware on November 14, 2000.

Meetings Held and Attendance of Directors

The following table summarizes the meetings of the Board and its committees (Audit, Corporate Governance and Nominating, and Human Resources and Compensation) held during the fiscal year ended August 31, 2009, and the attendance of individual directors of the Corporation at such meetings. No Executive Committee meetings were held during the fiscal year ended August 31, 2009.

			Corporate	Human
			Governance and	Resources and
	Board of	Audit	Nominating	Compensation
Director	Directors	Committee	Committee	Committee
	(7 meetings(2))	(4 meetings(2))	(7 meetings(2))	(5 meetings(2))

JR Shaw	7 of 7	—	—	—
Peter J. Bissonnette(1)	4 of 4	—	—	—
Adrian I. Burns	7 of 7	—	7 of 7	—
George F. Galbraith	7 of 7	—	7 of 7	—
Dr. Lynda Haverstock	7 of 7	—	7 of 7	—
Gregg Keating	7 of 7	4 of 4	—	—
Michael W. O’Brien	7 of 7	2 of 2	2 of 2	—
Paul K. Pew	7 of 7	4 of 4	—	—
Harold A. Roozen	7 of 7	—	—	5 of 5
Jeffrey C. Royer	7 of 7	2 of 2	—	3 of 3
Bradley S. Shaw(1)	6 of 7	—	—	—
Jim Shaw	6 of 7	—	—	—
JC Sparkman	7 of 7	—	—	5 of 5
Carl E. Vogel	7 of 7	4 of 4	—	—
Sheila C. Weatherill	4 of 4	—	—	2 of 2
Willard H. Yuill	6 of 7	—	—	5 of 5

Notes:

(1)	Neither Bradley S. Shaw nor Peter J. Bissonnette served as a member of a committee of the Board during fiscal 2009. As executive officers of the Corporation, Bradley S. Shaw and Peter J. Bissonnette attend committee meetings on an ad hoc basis at the request of the committees.

(2)	Meeting attendance is shown based on the number of meetings that a director was able to attend considering when elected as a director and when resigned from or appointed to serve on a committee.

Following each regular meeting, the Board and its committees conduct “in camera” sessions at which no management directors or members of management are present. The in camera portion of each regular Board meeting generally consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfil their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

2.	APPOINTMENT AND REMUNERATION OF AUDITORS

The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2009 and 2008 were as follows:

Type of Service	Fiscal 2009	Fiscal 2008

Audit	$2,026,295	$1,888,875
Audit-related	—	—
Tax	21,010	83,004
Other	—	—

Total	$2,047,305	$1,971,879

The tax fees paid in fiscal 2009 and 2008 were related to linear property tax compliance.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

PROXY INFORMATION

SOLICITATION OF PROXIES

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to shareholders who hold class A participating shares (“Class A Shares”) in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Shares of record at the close of business on November 30, 2009, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As of November 24, 2009, there were 22,520,064 Class A Shares and 414,300,650 Class B non-voting participating shares (“Class B Non-Voting Shares”) in the capital of the Corporation outstanding.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 17,784,208 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that all of such Class A Shares will be voted in favour of the resolutions referred to in the Notice of the Meeting. The Corporation therefore anticipates that these resolutions will be approved.

RESTRICTED SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation, except as provided by law, and will not be entitled to vote on any matter at the Meeting. In the event of a take-over bid, in certain circumstances which are fully described in the Corporation’s Annual Information Form dated November 30, 2009, a holder of Class B Non-Voting Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis examines the compensation earned during the last financial year of the Corporation by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers (collectively, the “Named Executive Officers”) who served as executive officers of the Corporation for the financial year ended August 31, 2009.

The Corporation’s overall approach is to ensure fair and equitable total compensation for its senior executive team which includes the Named Executive Officers: the Executive Chair, the Chief Executive Officer and Vice Chair, the President, the Senior Vice President, Operations, and the Senior Vice President and Chief Financial Officer.

Under the guidance of the Human Resources and Compensation Committee, the Corporation has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. This strategy has been successful, resulting in increased shareholder value in the short, medium and long-term.

The Human Resources and Compensation Committee has historically adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success sharing bonuses, stock option awards, and retirement plans. In times of economic or business adversity, the Corporation does not: pay bonuses; issue stock options; or re-price previously issued stock options. In fact, the Corporation has never re-priced options.

Executive Compensation Guiding Principles

The guiding principles of the executive compensation philosophy of the Corporation are grounded in several clear principles.

The first and foremost principle is to:

•	Focus on aligning compensation with executing on strategies and overall business performance; and

•	Building value for shareholders, consumers, employees and community stakeholders over the short, medium and long-term, taking into account both quantitative and qualitative key business measures to ensure a balanced approach to assessing individual and team performance.

In achieving this principle, the Corporation must be flexible and progressive in its business strategies and must meet the challenges of growth, new technology, the regulatory structure, competition and the general economic environment. Therefore, the Corporation’s compensation programs need to:

•	Provide for an ongoing review and assessment of compensation practices to ensure that they align with the business strategy and performance;

•	Enable management focus, knowledge, stability and experience to execute business strategies in an intensely competitive environment with rapidly evolving technology; and

•	Encourage capital allocation decisions involving major long-term capital investments which shape and determine future growth and profitability.

The second principle addresses the components of compensation. The Corporation’s philosophy is to provide a transparent approach to executive compensation. The executive compensation package consists of a mix of compensation elements that ensure executives have: 1) a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and performance; and 2) fixed elements that provide security and enable the Corporation to attract and retain key employees. The compensation elements consist of:

•	Base salaries which are above the average of the comparator groups based on the fact that the Corporation has a smaller executive team with lower operating expenses and a flatter management structure;

•	Bonus payouts which are directly driven by Corporate, business unit/function and individual performance. Bonuses pay above average for above average performance and significantly below for poor performance;

•	A long-term incentive approach that ensures transparency as well as an ability to attract, motivate and retain key leaders and which rewards shareholder value creation;

•	A very limited perquisite package; and

•	A retirement plan (Senior Executive Retirement Plan (“SERP”)) that will ensure that we retain and reward our senior leaders for contributions over an extended period.

The third principle is to consider the Corporation’s executive compensation practices in light of the marketplace, as well as long-term leadership development and executive retention. As such, the programs provide a level of compensation to ensure the Corporation remains competitive and continues to attract, retain and motivate high caliber leaders.

In assessing competitiveness, the Corporation measures total compensation relative to a group of comparator companies. The primary comparators are a group of cable and telecom companies in Canada and the United States. This analysis is cross referenced to other comparator groups based on companies with similar market capitalization, 5-year Total Shareholder Return (“TSR”) returns, service operating income before amortization1 and other Canadian Large-Cap industry leading companies.

Purpose and Attributes of Executive Compensation Components

a.	Base Pay

Base pay is designed to provide a level of fixed compensation that is above the average of the comparator group for similar roles and responsibilities. It is reviewed annually taking into account market conditions, level/scope of responsibility, the accountabilities of each individual and the Corporation’s lean executive structure.

b.	Short-term Incentive (Bonus)

This element of “at risk” compensation is designed to reinforce and help drive the achievement of the Corporation’s and an individual’s annual goals. Payments are made on a cash basis and are performance driven.

c.	Long-term Incentives

The purpose of the long-term incentive plan is to provide additional compensation on a periodic basis to ensure a continued balanced performance focus.

In line with the principles of transparency and simplicity, executives participate in only one long-term incentive plan, stock options. This component of executive compensation has been and remains significantly below most companies in the comparator group. In the past, the Corporation has preferred to deliver value to executives in the form of rewards for performance through the bonus program and, as a result, longer term incentives such as stock option awards have historically been limited. It has been recognized over recent years that with the growth of the Corporation, a more consistent approach is required with respect to long-term incentives throughout the senior levels of management.

d.	Retirement Plans and Benefits

The Human Resources and Compensation Committee approves the membership of the SERP for senior executives of the organization. This plan is designed to reflect significant contributions the selected senior executives have made and will make to the Corporation over a period of time. The SERP plan was established in 2001 and reflects the Corporation’s historic preference to deliver competitive compensation through elements other than long-term incentive awards. The SERP requires members to achieve a minimum vesting level before any payment or award. This SERP, which forms part of the senior executive’s total compensation, is in addition to the pension benefits earned through the Corporation’s Defined Contribution Plan, which is standard for all employees.

All senior executives are members of the Corporation’s group benefits plan, which is also standard for all employees.

Collectively, these elements of executive compensation provide:

•	Secure compensation through salary and SERP[2] to attract, retain and recognize the contributions of the senior executives; and

•	Performance based compensation (at risk) to reward the achievement of strategies and enhanced shareholder value.

     1 See definitions under Key Performance Drivers in Management’s Discussion and Analysis included in the 2009 Annual Report.
     2 The minimum vesting criteria for the SERP requires the executives to be at least 50 years of age with 10 years of service or 55 years of age with five years of service. Currently, two of the five Named Executive Officers do not meet the minimum vesting criteria, thus their SERP benefits could also be deemed “at risk”.

Performance Measure

Under the guidance of the Human Resources and Compensation Committee, short and long term incentives are determined by reviewing the performance of the Corporation and individual performance. Actual bonus amounts are made on a discretionary basis taking into account a number of different elements.

a.	Free Cash Flow

Free cash flow1 (“FCF”) is a key component of the Corporation’s overall business performance, which supports return of capital initiatives to shareholders and debt reduction, as required. In the last three fiscal years the Corporation has generated in excess of $1.3 billion in FCF and returned the majority of this capital to shareholders. This was done primarily in the form of dividend payments, as total dividends paid to shareholders in fiscal 2009 increased to over $350 million compared to $200 million in fiscal 2007.

The Corporation recognizes that FCF may fluctuate year-to-year, as capital investments are made to develop and grow the business and as extraneous factors arise, such as becoming fully cash taxable in fiscal 2010. In fiscal 2009 the Board of Directors set a FCF goal of at least $500 million, which was achieved. This represents FCF growth of $50 million or 11% compared to the previous fiscal year. Excluding the impact of cash taxes during the year, fiscal 2009 FCF growth was $75 million or 17% compared to the previous year’s untaxed FCF. This growth was achieved in conjunction with continued investment in the network and infrastructure, and capital spending increased almost $50 million to over $775 million.

The Corporation has provided preliminary FCF guidance for fiscal 2010 and the Board of Directors will take into account possible risks, opportunities and developments in the competitive market dynamics when evaluating the performance of the senior executive team in achieving the fiscal 2010 targets.

b.	Service Operating Income Before Amortization

Service operating income before amortization and the ability to grow this financial measure is one of the key financial metrics driving the valuation of the Corporation. Over the last three years the Corporation has been able to grow service operating income before amortization by $460 million or almost 43%. This sustained growth was achieved in an increasingly competitive market and reinforces the value proposition of the Corporation’s products and services.

The executive team’s focus on cost control and capital efficiencies has yielded attractive financial results in fiscal 2009. In fiscal 2009, the Corporation achieved consolidated service operating income before amortization of $1.54 billion, which represents a $130 million or 9% increase over the previous year. The Corporation’s cable service operating income before amortization growth of 10% was in line with 2009 guidance and the Corporation achieved satellite service operating income before amortization growth of 6% compared to 2009 guidance of “nominal growth”.

Financial results continue to be in the upper quartile of performance and the senior executives focus on controlling costs, along with the resulting operating margins1 , are key factors supporting the premium valuation multiple compared to the Corporation’s industry peer group. The senior executive team’s focus on operations continues to produce best-in-class operating margins. During fiscal 2009, the Corporation’s consolidated operating margin was 45%, and over the last three years the Company’s operating margin has expanded by 1.6%. The Corporation continues to be one of the most profitable companies in its industry.

c.	Subscriber Growth

The Corporation is one of the only companies within its North American peer group that has been able to grow subscriber base in all product categories over the last year. The competitive environment continues to increase as telecommunication companies across the Corporation’s operating areas aggressively expand their service offerings. Despite a more competitive environment, and the fact that the Western Canadian economy experienced weakness, Basic subscriber growth of almost 30,000 was achieved in fiscal 2009. This growth exceeded fiscal 2008 growth of just over 20,000 Basic customers.

Digital television customer growth far exceeded the expectations of the executive team at the beginning of the fiscal year, with growth of almost 390,000 Digital customers. At the beginning of fiscal 2009 approximately 40% of Basic customers subscribed to Digital service, and at the end of fiscal 2009 there were almost 1.3 million Digital customers, representing over 57% of Basic customers taking the Digital television product.

     1 See definitions under Key Performance Drivers in Management’s Discussion and Analysis included in the 2009 Annual Report.

The Corporation continues to grow its broadband business and win incremental market share. During the year 110,000 customers were added, maintaining one of the strongest broadband businesses in North America. Over the last two years the Corporation increased the penetration rate of the service by 8% and now the equivalent of 73% of Basic subscribers take the Internet service, which represents one of the highest penetration rates in North America.

The Digital Phone product has been a great success and the Corporation has 830,000 Digital Phone lines since its first market launch in February 2005. The product continues to be rolled out to smaller markets and the service is available to approximately 94% of the customer base. Significant customer growth was achieved in fiscal 2009, adding over 210,000 Digital Phone lines with over 38% of Basic subscribers who have the product available now taking the telephone service.

d.	Other Business Initiatives/Strategic Planning

The Corporation’s executive team continues to focus on the core businesses and to deliver on long-term shareholder value creation initiatives. During fiscal 2009 Internet speeds were increased by 50%. The Corporation believes this investment in infrastructure provides further differentiation from the competition. The Corporation was also one of the first Internet Service Providers (“ISP”) in North America to commercially launch a 100 mega bit per second (“Mbps”) Internet service using DOCSIS 3.0 technology. Currently, telecommunication companies are unable to match the Corporation’s broadband speeds and this provides a competitive advantage now and for the future.

The Corporation remains focused on efficiently deploying capital in a prudent and return focused manner. At the end of fiscal 2008, it had one of the lowest digital television penetration rates amongst its North American peer group. The executive team recognized this growth opportunity and launched a rental program for digital set-top boxes during fiscal 2009. In the past, the economics of this business were not as attractive and therefore the Corporation decided to focus capital on higher returning projects. As the digital television business evolved, incremental digital revenue opportunities increased and set-top box costs declined. These dynamics changed significantly over the last three years and the Corporation launched the rental program when the economics merited a more aggressive approach to the business. The rental program helped drive sales and added almost 390,000 customers in fiscal 2009 compared to just over 140,000 in fiscal 2008. The Corporation now has over 57% of its customers subscribing to the Digital service and the executive team has set a goal of achieving 80% Digital penetration, as a percentage of Basic customers, by the end of fiscal 2011.

The Corporation continued to invest substantial capital into its assets and infrastructure during fiscal 2009. These investments in fibre construction, node segmentation, plant upgrades, facilities, and billing and other information technology systems are necessary to maintain the quality of products and services provided by the Company and demanded by customers. The executive team is actively involved in making these capital and operating decisions and are focused on ensuring long-term value and profitability is being generated from the appropriate investments.

During fiscal 2009 the executive team put additional focus on the small and home business market with a push on all products, including television, Internet and telephony. Results to-date have been encouraging and the Corporation believes that growth opportunities within this segment are attractive.

The Corporation’s efforts to maintain a strong balance sheet and financial metrics resulted in achieving investment grade status with all three rating agencies during fiscal 2009. This was an important objective and milestone from both the Board and the executive team’s perspective. This investment grade rating assisted in raising $2.5 billion in debt since March 2009. These proceeds were secured at attractive long-term rates during periods of volatile credit market conditions. These new funds enabled the Corporation to complete a significant refinancing of more expensive US$ denominated debt in October 2009 and also eliminate most refinancing risk through the end of calendar 2012.

The Corporation continued to evaluate and execute strategic acquisitions with fiscal discipline. Successful acquisitions during the year included the assets of the Campbell River, British Columbia cable system for $46 million. Since the acquisition closed in February 2009 the customer base has grown and significant synergies have been realized due to the close proximity of the system to the Corporation’s other operations on Vancouver Island.

In July 2009 the Corporation announced that it had entered into an agreement to purchase privately held Mountain Cablevision Ltd. (“Mountain Cable”). This transaction closed in late October, 2009. Mountain Cable is based in Hamilton, Ontario and is one of the larger remaining independent cable companies in Canada. The Corporation believes that the outlook for the Canadian cable industry is attractive and that acquiring Mountain Cable represented a unique opportunity to grow the core business.

e.	Management of Talent & Leadership Development

During the year the Corporation took steps to strengthen and increase the alignment and focus of the senior team. This also included steps to further succession planning. Over 80% of the Corporation’s leadership positions are filled by internal candidates. Employee engagement has also been a key focus over the last several years and significant improvements have been achieved. The 2009 survey results indicate the Corporation improved into a range categorized as “best in class” companies. Retention of senior leaders is also critical, particularly given that the Corporation runs with a lean team of talented individuals. At the Vice President level and up, the Corporation experienced no voluntary turnover in 2009. Overall it reduced voluntary turnover of all employees by 50%.

f.	Summary

Overall, the Board believes the performance of the senior executive team has made a significant contribution to the impressive growth and success of the Corporation. The financial results in fiscal 2009, and over a longer period, have been exceptional. Over the past five years revenues and service operating income before amortization have increased by over $1.3 billion and $600 million, respectively. This represents revenue growth of 63% (10% compounded annual growth rate (“CAGR”)) and service operating income before amortization growth of 65% (11% CAGR). Over the same time period FCF has totaled almost $1.9 billion and the majority of this capital has been returned to shareholders in the form of dividend payments and share repurchases. Equity value has grown 72% or $3.4 billion since the beginning of 2005. During this same time period, total cash compensation paid to the Named Executive Officers has grown by $13 million. The Board considers the performance of the senior executive team, and the entire senior management group, as exceptional.

Comparator Group Analysis

The Human Resources and Compensation Committee annually reviews the total compensation and compensation practices of the Corporation’s senior executives and compared these to the following 21 Canadian and 10 US companies:

Agrium Inc.	Dish Network Corporation	Rogers Communications Inc.
Atco Ltd.	Empire Company Limited	Shoppers Drug Mart Corporation
BCE Inc.	EnCana Corporation	Suncor Energy
Bombardier Inc.	Finning International Inc.	Teck Cominco Limited
Brookfield Properties Corp.	Liberty Global, Inc.	Telephone & Data Systems Inc.
Cablevision Systems Corporation	Loblaw Companies Limited	TELUS Corporation
Canadian Natural Resources	Magna International Inc.	Time Warner Cable Inc.
Canadian Pacific Railway	Onex Corporation	TransAlta Corporation
Charter Communications Inc.	Potash Corporation of Saskatchewan Inc.	Windstream Corporation
Comcast Corporation	Qwest Communications International Inc.
The DIRECTV Group Inc.	Research in Motion Limited

Note: US companies are in italics.

The above companies were selected to align with the criteria for each of the sub-groups detailed below and ensure there is a sufficient scope of comparator organizations to make the analysis meaningful.

Besides benchmarking the Corporation’s senior management compensation to the overall comparator group, the external consultant examines the Corporation’s competitive positioning versus 5 sub-groups as requested by the Human Resources and Compensation Committee. These sub-groups are:

•	Comparable Cable and Telephone Companies in North America

•	Market Capitalization

•	5-Year Total Shareholder Return

•	Service Operating Income Before Amortization

•	Canadian Large-Cap Industry Leading Companies

Part of this review entails a competitive analysis undertaken by external compensation experts (currently Hewitt Associates, a worldwide human resources consulting company). The competitive review is conducted based on the principles noted above. The consultant’s report includes: matches of the Corporation’s Named Executive Officers total compensation with the comparator groups; and a summary of how the Corporation’s executive compensation approach compares with the comparator group in the following specific areas:

•	Base Salary

•	Short-term Incentive (bonus)

•	Long-term Incentive

•	Executive Retirement Plan

Governance

The Human Resources and Compensation Committee is made up of independent directors with many years of diverse business experience throughout North America. The committee is responsible for ensuring effective human resource programs and philosophies are developed and implemented in conformity with the Corporation’s vision, values and strategic objectives to continue to ensure the recruitment and attraction of the best talent at all levels.

The committee, through meetings, presentations and reports, has a good knowledge of the key drivers and issues affecting the Corporation and regularly meets with the executive leaders.

Consistent with the committee’s charter and based on input from management, the committee strategically reviews executive compensation and the quantum of subsequent awards for all employees within the Corporation and each of the Named Executive Officers, including:

•	Management bonus payments

•	Employee success sharing bonus payments

•	Management salary recommendations

•	Stock option awards

•	Retirement plans

The Human Resources and Compensation Committee is engaged in discussion with and considers/reviews recommendations from the CEO regarding:

•	Total compensation awards ensuring appropriate internal equity among the senior leaders; and

•	Participants in the executive and management bonus programs, together with proposed levels of reward.

As part of the executive compensation review the Human Resources and Compensation Committee makes its decisions and recommendations to the full Board on the compensation levels and stock option grants for each of the Named Executive Officers based on each of the above mentioned guiding principles with particular reference to the performance measures: FCF, service operating income before amortization, subscriber growth, the management of talent and leadership development, as well as other business initiatives/strategic planning.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation earned during the last financial year of the Corporation by the Named Executive Officers.

				Non-Equity
			Option-	Annual
			Based	Incentive Plan	Pension		All Other	Total
Name and Principal Position	Year	Salary	Awards(1)	Compensation(2)(3)	Value		Compensation(6)	Compensation
		($)	($)	($)	($)		($)	($)

JR Shaw	2009	1,500,000	1,197,340	6,326,730	—		89,606	9,113,676
Executive Chair
Jim Shaw	2009	2,500,000	1,047,673	6,000,000	1,745,000	(4)	264,446	11,557,119
Chief Executive Officer and Vice Chair
Peter J. Bissonnette	2009	1,750,000	1,047,673	4,750,000	4,124,000	(4)	74,550	11,746,223
President
Bradley S. Shaw	2009	1,250,000	898,005	4,250,000	4,300,000	(4)(5)	148,486	10,846,491	(5)
Senior Vice President, Operations
Steve Wilson	2009	700,000	898,005	2,500,000	1,915,000	(4)(5)	—	6,013,005	(5)
Senior Vice President and Chief Financial Officer

Notes:

(1)	Amounts reported represent the grant date fair value of stock options calculated using the Black-Scholes Option Pricing Model with the following assumptions: expected dividend yield — 4.3%, risk-free interest rate — 1.92%, expected life of the options — 5 years; expected variability of the Corporation’s Class B Non-Voting Shares — 26.57%. The options granted are not immediately exercisable but rather 20% of the original option grant is exercisable on each of the first, second, third, fourth and fifth anniversary dates of the date of grant.

(2)	Amounts reported represent annual cash bonuses.

(3)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, as described under the heading “Statement of Executive Compensation — Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. For fiscal 2009, JR Shaw voluntarily elected to cap the bonus paid to him by the Corporation at $6,326,730, the amount paid to him since fiscal 2002. This amount represents approximately 0.5% of the Income Base for fiscal 2009.

(4)	Amounts reported include all compensatory amounts related to the Corporation’s defined contribution and defined benefit plans. The SERP compensatory amounts are actuarially determined using the projected benefit method and management’s best estimate of salary escalation and retirement ages of officers. These amounts do not reflect cash figures in the current period.

(5)	Defined Benefit Plan amounts of $4,278,000 and $1,892,000 for Bradley S. Shaw and Steve Wilson, respectively, which are included in Pension Value and Total Compensation, are not vested and no amounts are payable under the SERP at August 31, 2009. See table on page 19.

(6)	Amounts reported are for transportation-related benefits and for Bradley S. Shaw includes director’s fees paid by the Corporation of $40,875, of which $32,292 was paid in the form of DSUs (see “Statement of Compensation — Compensation of Directors — DDSU Plan”). Effective June 1, 2009, Bradley S. Shaw elected not to receive any further director’s fees. Each of JR Shaw, Jim Shaw and Peter J. Bissonnette has elected not to receive director’s fees. The value of perquisites for Steve Wilson does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus and therefore is not reported herein.

INCENTIVE PLAN AWARDS — STOCK OPTIONS

Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the Toronto Stock Exchange (the “TSX”) on the trading day immediately preceding the date on which the option is granted. An option shall not be immediately exercisable, but rather, shall be exercisable on vesting dates determined by the Board from time to time; provided that the Board may not grant options with vesting terms more favourable than 50% of the original grant on each of the first and second anniversary dates. Unless otherwise determined by the Board, options expire 10 years from the date of grant, and subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made in the plan for early termination of options in the event of death, disability or cessation of employment or service arrangement (other than retirement), as the case may be. Options are not transferable or assignable, unless the transfer or assignment is permitted under applicable securities laws and is in respect of options to purchase 10,000 Class B Non-Voting Shares or greater; and provided further that such transfer or assignment is approved by two senior officers of the Corporation, one of whom must be either the Chief Executive Officer or the Chief Financial Officer of the Corporation.

The maximum number of Class B Non-Voting Shares issuable under the stock option plan of the Corporation may not exceed 52,000,000 Class B Non-Voting Shares. The plan provides that: (i) the maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant (on a non-diluted basis) and (ii) the maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance (on a non-diluted basis). Subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise. The plan contains anti-dilution, other adjustment and “change of control” provisions.

Outstanding Option-Based Awards

The following table sets forth details with respect to stock options held by the Named Executive Officers as of August 31, 2009.

	Number of
	Securities			Value of
	Underlying	Option	Option	Unexercised
	Unexercised	Exercise	Expiration	In-the-Money
Name	Options	Price	Date	Options(1)
	(#)	($)		($)

JR Shaw	600,000	24.52	01-Sep-2017	—
	400,000	19.54	30-Jun-2019	—
Jim Shaw	600,000	24.52	01-Sep-2017	—
	100,000	20.82	01-Jul-2018	—
	350,000	19.54	30-Jun-2019	—
Peter J. Bissonnette	100,000	16.31	01-Sep-2015	248,000
	600,000	24.52	01-Sep-2017	—
	100,000	20.82	01-Jul-2018	—
	350,000	19.54	30-Jun-2019	—
Bradley S. Shaw	100,000	16.31	01-Sep-2015	248,000
	400,000	24.52	01-Sep-2017	—
	50,000	20.82	01-Jul-2018	—
	300,000	19.54	30-Jun-2019	—
Steve Wilson	2,000	16.31	01-Sep-2014	4,960
	198,000	16.31	01-Sep-2015	491,040
	400,000	24.52	01-Sep-2017	—
	50,000	20.82	01-Jul-2018	—
	300,000	19.54	30-Jun-2019	—

Note:

(1)	Based on the difference between the market value of $18.79 per Class B Non-Voting Share on August 31, 2009 and the exercise price of the options.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth details on the vesting and payouts of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2009.

		Non-Equity Incentive Plan
	Option-Based Awards-	Compensation-Value
	Value Vested	Earned During the
Name	During the Year(1)	Year(2)
	($)	($)

JR Shaw	—	6,326,730
Jim Shaw	—	6,000,000
Peter J. Bissonnette	164,750	4,750,000
Bradley S. Shaw	164,750	4,250,000
Steve Wilson	329,500	2,500,000

Notes:

(1)	Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2009 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)	Amounts reported represent actual annual cash bonuses.

PENSION PLANS

The Corporation maintains both a defined contribution pension plan and a defined benefit pension plan, as described below.

Defined Contribution Plan

The Corporation provides all eligible employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution allowable under the Income Tax Act (Canada). Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “Pension Value” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

The following table presents the benefits accumulated under the Corporation’s defined contribution plan for the Named Executive Officers. The actual benefits payable upon retirement will be determined by the size of each participant’s account values (based on the amount of actual contribution and realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

	Accumulated			Accumulated
	Value at			Value at
	September 1,		Non-	August 31,
Name(1)	2008	Compensatory(2)	Compensatory(3)	2009
	($)	($)	($)	($)

Jim Shaw	416,470	22,000	7,640	446,110
Peter J. Bissonnette	222,598	22,000	5,179	249,777
Bradley S. Shaw	277,970	22,000	5,508	305,478
Steve Wilson	77,984	23,000	2,631	103,615

Notes:

(1)	No accumulated funds remain in the plan for JR Shaw as he was required to move funds from the plan by age 71.

(2)	Includes contributions paid by the Corporation.

(3)	Includes regular investment income credited to the accounts during the financial year.

Defined Benefit Plan (SERP)

Effective September 1, 2002, the Corporation established a SERP for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan which is unfunded.

Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus) during his or her years of service with the Corporation. The

SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An executive officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

The following table presents the credited number of years of service at August 31, 2009 and the estimated annual retirement benefits payable to Named Executive Officers for service up to August 31, 2009 and at age 65. In addition, the total accrued pension obligation for each Named Executive Officer is shown along with the changes to the obligation during the financial year ended August 31, 2009.

	Number of			Accrued			Accrued
	Years of	Annual Benefits Payable		Obligation at		Non-	Obligation at
	Credited	At Year	At Age	September 1,	Compensatory	Compensatory	August 31,
Name	Service(1)	End	65(2)	2008(3)	Change(4)	Change(5)	2009(3)
	(#)	($)	($)	($)	($)	($)	($)

JR Shaw	43	5,268,400	5,268,400	32,476,000	—	646,000	33,122,000
Jim Shaw	27	2,683,300	5,366,700	53,851,000	1,723,000	(1,554,000)	54,020,000
Peter J. Bissonnette	20	3,726,600	3,929,000	42,654,000	4,102,000	18,000	46,774,000
Bradley S. Shaw	9	—	3,266,700	13,971,000	4,278,000	(1,052,000)	17,197,000
Steve Wilson	5	—	1,680,000	3,500,000	1,892,000	(312,000)	5,080,000

Notes:

(1)	Rounded to nearest whole year as of August 31, 2009.

(2)	Current age if Named Executive Officer exceeds age 65.

(3)	Amounts represent the actuarial value of projected benefits for service to the date indicated. The calculation uses actuarial assumptions and methods which are consistent with those used for calculating pension obligations disclosed in the Corporation’s consolidated financial statements.

(4)	Amounts represent the projected pension benefit for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year.

(5)	Amounts represent the impact of interest on the obligation, changes in the interest assumption, and any other experience gains and losses.

The Corporation’s obligations and related costs of the SERP benefits earned by executive officers are actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2009 was $27.5 million. The expected aggregate benefit payments for the fiscal year ended August 31, 2010, as actuarially determined, are approximately $1.4 million. The accrued benefit obligation of the SERP at August 31, 2009 was $195.7 million, of which $106.4 million has been recognized by the Corporation as a liability in its accounts in accordance with Canadian generally accepted accounting principles. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Notes 1 and 17 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2009. See “Other Information — Additional Information”.

EMPLOYEE SHARE PURCHASE PLAN

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Executive officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. Canadian Western Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12 month period.

As of August 31, 2009, approximately 62% of eligible employees of the Corporation purchased Class B Non-Voting Shares under the ESPP. Participation has increased from 52% last year. At August 31, 2009, an aggregate of approximately 1,721,510 Class B Non-Voting Shares were held under the ESPP.

EMPLOYMENT CONTRACTS

In 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 40 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. The Corporation met its financial targets and JR Shaw voluntarily elected to cap the bonus paid to him by the Corporation at $6,326,730, equal to the amount paid under the agreement since fiscal 2002. This represents 0.5% of the Income Base for fiscal 2009.

No other Named Executive Officer has an employment contract with the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Human Resources and Compensation Committee is comprised of four independent directors, Willard H. Yuill (Chair), Harold A. Roozen, JC Sparkman and Sheila C. Weatherill. The Human Resources and Compensation Committee is governed by its charter which details the mandate, composition and responsibilities of the committee. This is reviewed annually to ensure the committee fulfils its mandate. The Human Resources and Compensation Committee has the responsibility of annually reviewing and recommending to the Board the compensation package for the Named Executive Officers. It also has responsibility for annually reviewing and approving the compensation packages for the other senior officers of the Corporation, as well as periodically reviewing and recommending to the Board the compensation for the Board of Directors of the Corporation. In addition, the Human Resources and Compensation Committee reviews and approves changes to the Corporation’s compensation policies in respect of matters such as incentive-compensation (bonus) plans, pension plans and employee benefit plans and the structure and granting of stock options or other equity-based plans. Further, the Human Resources and Compensation Committee approves the appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

PERFORMANCE GRAPH

The following graph compares the cumulative five year return of the Class B Non-Voting Shares (assuming $100 invested on August 31, 2004 and reinvestment of dividends) with the Standard & Poor’s/TSX Composite Index.

Relative Total Return Performance
Shaw Communications Inc. vs. S&P/TSX Composite
August 31, 2004 to August 31, 2009

Note:

(1)	All historical pricing information is taken from data supplied by Bloomberg.

COMPENSATION OF DIRECTORS

Cash Compensation

Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

		Total Fees Paid to
		Directors During
Type of Fee	Amount	Fiscal 2009
	($)	($)

Annual Board Member Retainer Fee	42,500	541,831
Annual Lead Director Retainer Fee	75,000	75,000
Annual Committee Member Retainer Fee	3,000	37,683
Annual Committee Chair Retainer Fee(1)	5,000	10,000
Annual Audit Committee Chair Retainer Fee(1)	40,000	40,000
Board and Committee Attendance Fee (per meeting)(2)	1,500	233,421

Total		937,935

Notes:

(1)	The annual Committee Chair retainer fees include the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.

(2)	The per meeting attendance fee was increased from $1,000 to $1,500 at the October 21, 2008 meeting of the Human Resources and Compensation Committee.

The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and committee meetings.

Director Compensation Table

The following table sets out the compensation paid to each of the Corporation’s directors for the financial year ended August 31, 2009. Fees earned includes the cash compensation that was paid or would have been paid to each director of the Corporation for meetings held during the fiscal year ended August 31, 2009 if such director had not chosen to participate in the Corporation’s DDSU Plan. See also “Statement of Executive Compensation — Compensation of Directors — DDSU Plan”.

	Fees	Option-Based	All Other
Name	Earned(1)	Awards(2)	Compensation(3)	Total
	($)	($)	($)	($)

Adrian I. Burns	68,375	—	15,251	83,626
George F. Galbraith	66,500	—	—	66,500
Dr. Lynda Haverstock	66,500	—	1,195	67,695
Ronald V. Joyce(4)	21,563	—	4,902	26,465
Gregg Keating	62,000	—	3,873	65,873
Donald F. Mazankowski(4)	59,063	—	5,395	64,458
Michael W. O’Brien	125,875	—	19,199	145,074
Paul K. Pew	85,125	—	2,985	88,110
Harold A. Roozen	63,500	—	—	63,500
Jeffrey C. Royer	63,500	—	12,671	76,171
JC Sparkman	79,179	—	11,304	90,483
Carl E. Vogel	73,817	—	—	73,817
Sheila C. Weatherill	38,938	246,260	127	285,325
Willard H. Yuill	64,000	—	584	64,584

Notes:

(1)	Includes the portion of directors’ retainers and meeting attendance fees paid or payable in cash or a combination of cash and DSUs. DSUs are credited to a director’s DSU account based on dividing the cash value of the compensation by the average of the high and low prices of the Class B Non-Voting Shares on the compensation dates. Amounts paid to JC Sparkman and Carl Vogel, residents of the United States, are payable in U.S. dollars and have been translated into Canadian dollars at the applicable monthly average exchange rates. Amounts paid to Bradley S. Shaw for the period September 1, 2008 to May 31, 2009 are included in “Statement of Executive Compensation — Summary Compensation Table” on page 16.

(2)	Amount reported represents the grant date fair value of stock options calculated using the Black-Scholes Option Pricing Model with the following assumptions: expected dividend yield — 3.94%, risk-free interest rate — 2.14%; expected life of the options — 5 years; expected volatility of the Corporation’s Class B Non-Voting Shares — 26.66%. The options granted are not immediately exerciseable but rather 25% of the original option grant is exerciseable on each of the first, second, third and fourth anniversary dates of the date of the grant.

(3)	Includes the dollar value of notional dividends paid or payable in DSUs.

(4)	Donald F. Mazankowski and Ronald V. Joyce did not stand for re-election at the January 15, 2009 Annual General Meeting.

Outstanding Option-Based Awards

The following table sets forth details with respect to stock options held by the directors of the Corporation, other than those that are Named Executive Officers, as of August 31, 2009.

	Number of
	Securities			Value of
	Underlying	Option		Unexercised
	Unexercised	Exercise	Option	In-the-Money
Name	Options	Price	Expiration Date	Options(1)
	(#)	($)		($)

Adrian I. Burns	20,000	16.90	07-Dec-2011	37,800
	50,000	26.20	30-Oct-2017	—
George F. Galbraith	6,664	14.85	01-Feb-2010	26,256
	13,336	17.04	31-May-2010	23,338
	50,000	26.20	30-Oct-2017	—
Dr. Lynda Haverstock	70,000	26.20	30-Oct-2017	—
Gregg Keating	20,000	22.27	24-May-2017	—
	50,000	26.20	30-Oct-2017	—
Michael W. O’Brien	20,000	8.69	20-Oct-2013	202,100
	50,000	26.20	30-Oct-2017	—
Paul K. Pew	70,000	21.31	15-Jan-2018	—
Harold A. Roozen	20,000	16.31	29-Mar-2011	49,600
	50,000	26.20	30-Oct-2017	—
Jeffrey C. Royer	50,000	26.20	30-Oct-2017	—
JC Sparkman	6,664	14.85	01-Feb-2010	26,256
	13,336	17.04	31-May-2010	23,338
	50,000	26.20	30-Oct-2017	—
Carl E. Vogel	20,000	16.31	30-Jun-2016	49,600
	50,000	26.20	30-Oct-2017	—
Sheila C. Weatherill	70,000	21.31	20-Jan-2019	—
Willard H. Yuill	50,000	26.20	30-Oct-2017	—

Note:

(1)	Based on the difference between the market value of $18.79 per Class B Non-Voting Share on August 31, 2009 and the exercise price of the options.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth details on the vesting and payouts of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2009.

Option-Based
Awards-Value
Vested During the
Name	Year(1)
($)

Carl E. Vogel	16,350

Note:

(1)	Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2009 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options. Certain other directors had option-based awards vest during the year, however no amounts are disclosed as the value is out of the money.

DDSU Plan

The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Class B Non-Voting Shares that could have been purchased on the payment date with the amount of compensation allocated to the DDSU Plan. On each dividend payment date for the Class B Non-Voting Shares, an additional number of DSUs is credited to a director’s DSU account, equivalent to the number of Class B Non-Voting Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director during the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then current market value of a Class B Non-Voting Share.

Share Ownership Guideline

The Board supports ownership of the Corporation’s shares by its directors and has established a related share ownership guideline. The guideline level of ownership by each director is such number of Class A Shares, Class B Non-Voting Shares and DSUs having an aggregate market value of at least $250,000. As previously stated, any director who has not met the share ownership guideline is required to elect to receive at least 25% of his or her annual compensation in DSUs. Currently, the directors set out for nomination herein as a group own or control a 16% economic interest in all of the Corporation’s outstanding share capital, divided as follows: 11% by the Shaw family group, as controlling shareholders, and 5% by those directors who are not members of the Shaw family group. For these non-controlling directors, this represents an average ownership position in excess of $35 million, with a median value of $1.5 million. This compares favourably to the median dollar value of equity held by the “typical” Canadian Spencer Stuart Board Index (“CSSBI”) director, being approximately $600,000 as at December 31, 2007, according to the 13th annual CSSBI published by the global executive recruiting firm Spencer Stuart which studies director compensation, governance practices and trends for 100 of the largest publicly traded Canadian companies (annual revenues exceeding $1 billion). The 2008 CSSBI estimated that this median value dropped over $200,000 (to approximately $400,000) by October 31, 2008 as a result of negative market conditions.

For information concerning the shares, DSUs and options held by each director nominated for election at the Meeting, see the table under the heading “Business of the Meeting — Election of Directors.”

OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of August 31, 2009, the Corporation had one compensation plan under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plan, options to acquire an aggregate of 23,714,667 Class B Non-Voting Shares were outstanding as of August 31, 2009, representing approximately 5.8% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

	Number of		Number of securities
	securities to be		remaining available
	issued upon	Weighted average	for future issuance
	exercise of	exercise price of	under equity
Plan Category	outstanding options	outstanding options	compensation plan

Equity compensation plans approved by securityholders(1)	23,714,667	20.21	17,043,717

Note:

(1)	Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation — Incentive Plan Awards — Stock Options”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Certain executive officers and employees of the Corporation are currently indebted to the Corporation, as set forth in the following tables. Except for routine indebtedness, no other director or executive officer of the Corporation is or has been indebted to the Corporation. In compliance with the Sarbanes-Oxley Act of 2002, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.

Aggregate Indebtedness

The following table sets forth the aggregate indebtedness outstanding as at October 31, 2009 of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries, none of which was in connection with a purchase of securities of the Corporation.

	To the Corporation
Purpose	or its Subsidiaries	To Another Entity
	($)	($)

Other	3,834,220	Nil

Table of Indebtedness of Directors and Executive Officers

		Largest Amount			Amount
	Involvement of	Outstanding	Amount		Forgiven
Name and Principal	Company or	During	Outstanding as at	Security for	During
Position	Subsidiary	Fiscal 2009	October 31, 2009	Indebtedness	Fiscal 2009
		($)	($)		($)

Other Programs:
Jim Shaw(1)	Lender	3,600,000 (2)	3,600,000 (2)	Real Estate	Nil
Chief Executive Officer and Vice Chair

Notes:

(1)	Named Executive Officer (see “Statement of Executive Compensation”).

(2)	Jim Shaw voluntarily pays interest on the principal amount of the loan at the quarterly prescribed rate of Canada Revenue Agency. The loan is repayable in full on or before July 26, 2012. Mr. Shaw has voluntarily elected to repay $2,228,952 of the original loan balance to date.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

NORMAL COURSE ISSUER BID

On November 16, 2009, the Corporation announced that it received the approval of the TSX to renew its normal course issuer bid. Pursuant to such normal course issuer bid, the Corporation is authorized to acquire up to an additional 35,000,000 Class B Non-Voting Shares, being approximately 10% of the public float of Class B Non-Voting Shares, until the expiry of the bid on November 18, 2010.

Under its last normal course issuer bid which commenced on November 19, 2008 and expired on November 18, 2009, the Corporation was authorized to purchase up to 35,000,000 Class B Non-Voting Shares. No Class B Non-Voting Shares were purchased and cancelled pursuant to this normal course issuer bid.

The Corporation believes that purchases of outstanding Class B Non-Voting Shares are in the best interests of the Corporation and its shareholders, and that such purchases constitute a desirable use of the Corporation’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares. During the period from November 19, 2009 to the date hereof, the Corporation has not purchased and cancelled any Class B Non-Voting Shares pursuant to its renewed normal course issuer bid.

Purchases under the renewed normal course issuer bid will be effected through the facilities of the TSX, in accordance with its by-laws and rules, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada. The renewed normal course issuer bid does not apply to Class A Shares of the Corporation.

Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the TSX may be obtained, without charge, by contacting the Corporate Secretary of the Corporation at: Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500.

ADDITIONAL INFORMATION

Additional information concerning the Corporation, including the Corporation’s Business Conduct Standards, Annual Information Form dated November 30, 2009, consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500.

Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements, and management’s discussion and analysis thereon, for the Corporation’s fiscal year ended August 31, 2009. Copies of such financial statements may be obtained in the manner set forth above.

Copies of any documents referred to in the proxy circular as being available on the Corporation’s website, www.shaw.ca, may also be obtained in the manner set forth above.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Policy 58-201 — Corporate Governance Guidelines.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of evolving laws, policies and practices, including the Sarbanes-Oxley Act of 2002 and the corporate governance rules adopted by the New York Stock Exchange (the “NYSE”), the Corporate Governance and Nominating Committee continuously reviews the practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance and Nominating Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to corporate governance.

BOARD MANDATE AND COMPOSITION

The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Corporation, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for strategic planning; the selection and monitoring of management, including the CEO; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board. A copy of the Board mandate is appended to this proxy circular as Exhibit A hereto.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described under the heading “Statement of Corporate Governance — Committees of the Board”.

With respect to strategic planning, the Board establishes the overall strategic objectives for the Corporation, annually reviews and approves management’s strategic plans and, on an on-going basis, reviews emerging trends, opportunities, risks and issues with management. The Board receives updates from management on strategic developments at least eight times per year (at the end of each fiscal quarter and at mid-quarter) and reviews and adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required. The Board also reviews and approves strategic transactions that are not considered to be in the ordinary course of business, as well as other items of significance, including significant acquisitions, dispositions and financings.

The Board is currently composed of 16 directors, 12 of whom have been determined by the Board to be independent directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

COMMITTEES OF THE BOARD

Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee as at the date of this document is set forth below. For information about the attendance of members at meetings of the committees, see “Business of the Meeting — Election of Directors — Meetings Held and Attendance of Directors”.

		Corporate Governance and	Human Resources and
Executive Committee	Audit Committee	Nominating Committee	Compensation Committee

JR Shaw (Chair)	Paul K. Pew (Chair)	Michael W. O’Brien (Chair)	Willard H. Yuill (Chair)
Adrian I. Burns	Gregg Keating	Adrian I. Burns	Harold A. Roozen
Michael W. O’Brien	Jeffrey C. Royer	George F. Galbraith	JC Sparkman
Jim Shaw	Carl E. Vogel	Dr. Lynda Haverstock	Sheila C. Weatherill
JC Sparkman

The mandate of each of the committees of the Board is summarized below. A copy of the full written charter of each committee is available on the Corporation’s website.

Executive Committee

The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

Other than JR Shaw and Jim Shaw, each member of the Executive Committee is an independent director.

Audit Committee

The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is responsible for overseeing the effectiveness and integrity of the Corporation’s internal controls, including information systems related thereto, and disclosure processes and controls; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto. In addition to working with the Corporation’s external auditors in respect of the foregoing, the Audit Committee works closely with the Corporation’s Risk and Compliance Department (internal audit) whose mandate is to provide objective audit services in order to evaluate and improve the effectiveness of internal controls, disclosure processes and risk management activities.

Further, the Audit Committee, in respect of those risk areas that the Board has assigned to it oversight responsibility, identifies and reviews with management the principal risks facing the Corporation in those areas and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

With respect to internal controls over financial reporting, the Corporation has conducted an evaluation of the effectiveness of its system of internal controls and concluded that the Corporation’s system of internal controls over financial reporting was effective as of August 31, 2009 and that the Corporation is in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has also implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

Each and every member of the Audit Committee is an independent director and is financially literate. Paul K. Pew, who serves as the Chair of the Audit Committee, qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements. Jeffrey C. Royer and Carl E. Vogel, members of the Audit Committee, also each qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth under the heading “Audit Committee” in the Corporation’s Annual Information Form dated November 30, 2009.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

In this regard, the Corporate Governance and Nominating Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the

Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing, reviewing and assessing compliance with general corporate policies and practices, such as related party transaction policies and securities trading guidelines.

Each and every member of the Corporate Governance and Nominating Committee is an independent director.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Statement of Executive Compensation — Compensation Discussion and Analysis — Governance” and “Statement of Executive Compensation — Composition of the Compensation Committee”.

Each and every member of the Human Resources and Compensation Committee is an independent director.

LEAD DIRECTOR

During fiscal 2004, the Corporation created the position of Lead Director and adopted a formal position description, a copy of which is available on the Corporation’s website. The Lead Director provides independent leadership to the Board, facilitates the functioning of the Board independently of management of the Corporation, and maintains and enhances the quality of the Corporation’s corporate governance practices. In this regard, the Lead Director acts as Chair of meetings of the Board in the absence of the Executive Chair; consults with the Corporation’s independent directors and represents them in discussions with management of the Corporation; serves as Board ombudsman; mentors and counsels new members of the Board; and facilitates the process of conducting director evaluations.

OTHER CORPORATE GOVERNANCE MATTERS

Code of Conduct

The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance and Nominating Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year), is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

Communications Policy

The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website. With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.

Investor enquiries receive a response through the finance department of the Corporation or through an appropriate officer of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Canadian Securities Administrators have adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines’). The Disclosure Instrument requires issuers such as the Corporation to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Corporation’s system of corporate governance, with reference to each of the items set out in the Disclosure Instrument, is set forth in the table below.

Disclosure Item	Comments

1. Board of Directors
• Independence	•	The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.
	•	Based upon the definition of an “independent director” and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 12 of 16 (75%) of the Corporation’s directors, representing a majority of directors, are independent. These 12 independent directors are: Adrian I. Burns, George F. Galbraith, Dr. Lynda Haverstock, Gregg Keating, Michael W. O’Brien, Paul K. Pew, Harold A. Roozen, Jeffrey C. Royer, JC Sparkman, Carl E. Vogel, Sheila C. Weatherill and Willard H. Yuill.
	•	JR Shaw, Bradley S. Shaw, Jim Shaw and Peter J. Bissonnette are not independent directors, due to their positions as officers of the Corporation and its subsidiaries. In addition, JR Shaw, Bradley S. Shaw and Jim Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”.
	•	For further details about each director of the Corporation nominated for election at the Meeting, see the information under the heading “Business of the Meeting — Election of Directors”.
• Other Directorships	•	Several of the directors of the Corporation nominated for election at the Meeting are presently directors of other reporting issuers (or the equivalent) in Canada and the United States. For further details, see the information about each such director under the heading “Business of the Meeting — Election of Directors”.
• In Camera Sessions	•	Following each regular meeting, the Board and its committees conduct “in camera” sessions, at which non-independent directors or members of management are not in attendance. The in camera portion of each regular Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair.
	•	For information concerning the number of such meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.
• Board Chair/Lead Director	•	The Executive Chair of the Board, JR Shaw, is not an independent director.

Disclosure Item	Comments

	•	The Board appointed Michael W. O’Brien as Lead Director on January 15, 2009. Mr. O’Brien is an independent director. The Lead Director facilitates the functioning of the Board independently of the Corporation’s management and is generally charged with the responsibility of maintaining and enhancing the quality of the Corporation’s corporate governance practices.
	•	For further information concerning the Lead Director, see “Statement of Corporate Governance — Lead Director”.
• Meeting Attendance Records	•	For information concerning the attendance record of each director nominated for election at the Meeting for all Board and committee meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.
2. Board Mandate
	•	A summary of the Board mandate is set out under the heading “Statement of Corporate Governance — Board Mandate and Composition”.
	•	In addition to setting out the responsibilities and duties of the Board, the Board mandate describes the terms of reference and expectations for the Chair of the Board and for each individual director.
	•	A copy of the Board’s written mandate is appended to this proxy circular as Exhibit A.
3. Position Descriptions
• Board Chair and Committee Chairs	•	The Board, in consultation with the Corporate Governance and Nominating Committee, has developed written position descriptions for the Chair of the Board and the Chair of each Board committee. For the position description of the Chair of the Board, please refer to the Board’s written mandate appended to this circular as Exhibit A. For the position descriptions of the Chair of each committee of the Board, please refer to the charter of each such committee.
• CEO	•	The Human Resources and Compensation Committee monitors the corporate objectives that the CEO is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met.
4. Orientation and Continuing Education
• Orientation of New Directors	•	Under the guidance of the Corporate Governance and Nominating Committee and as required, the Corporation runs an in-depth orientation session for new directors. The session typically includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.
	•	The Corporation has developed and distributed board reference material, containing relevant corporate and business information (such as the Corporation’s written policies and guidelines), to orient and assist directors in fulfilling their duties and obligations. This documentation is updated on a regular basis, as required.
• Continuing Education	•	The Corporation undertakes ongoing education efforts that include strategy sessions, tours of various corporate sites and facilities, meetings with management of the Corporation, and presentations from outside consultants.
5. Ethical Business Conduct
• Code of Conduct	•	The Corporation has adopted the Shaw Business Conduct Standards, governing the behaviour of directors, officers and employees of the Corporation. A summary of the Business Conduct Standards is set out under the heading “Statement of Corporate Governance — Other Corporate Governance Matters”.

Disclosure Item	Comments

	•	The Board monitors compliance with the Business Conduct Standards through both the Corporate Governance and Nominating Committee and the Audit Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year). Each such Board committee receives an update as applicable on matters relating to the Business Conduct Standards.
	•	No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Shaw Business Conduct Standards.
• Transactions Involving Directors or Officers	•	In the case of any transaction or agreement in respect of which a director or executive officer of the Corporation has a material interest, the director or officer is required to disclose his or her interest in accordance with the Business Corporations Act (Alberta). Where applicable, he or she is also required to exclude him or herself from any discussions or vote relating to such transaction or agreement.
	•	At each quarterly meeting, the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected, if any.
• Other Measures	•	The Corporation has adopted a Vision and Values statement which reflects the culture, strategy and goals of the Corporation: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.” Shaw’s stated core values are: Integrity; Loyalty; Team Player; Accountable; Customer Focused; Positive, Can Do Attitude; and Balance.
6. Nomination of Directors
• Nomination Process	•	In conjunction with the Executive Chair, the Corporate Governance and Nominating Committee identifies and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.
• Nominating Committee	•	The Board has established a Corporate Governance and Nominating Committee, which is composed of four independent directors.
	•	The Corporate Governance and Nominating Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the Guidelines. For further information concerning the responsibilities, powers and operation of the Corporate Governance and Nominating Committee, see “Statement of Corporate Governance — Committees of the Board”.
7. Compensation
• Compensation Committee	•	The Board has established a Human Resources and Compensation Committee, which is composed of four independent directors.
	•	The Human Resources and Compensation Committee is responsible for the Corporation’s approach to human resources issues, including compensation of directors and officers. For further information concerning the responsibilities, powers and operation of the Human Resources and Compensation Committee, see “Statement of Corporate Governance — Committees of the Board”.

Disclosure Item	Comments

• Compensation Determination	•	The Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors.
	•	The Human Resources and Compensation Committee reviews the compensation proposed to be paid to the five most highly compensated executive officers and makes recommendations to the Board with respect thereto. The Board of Directors approves the compensation to be paid to such officers on an annual basis.
	•	The Human Resources and Compensation Committee is responsible for reviewing and approving the compensation to be paid to all other executive officers of the Corporation.
• Compensation Consultant	•	From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters.
	•	In respect of fiscal 2009, the Human Resources and Compensation Committee retained Hewitt Associates and Hamilton Hall Soles / Ray & Berndtson in connection with a review of director and senior executive compensation.
	•	During fiscal 2009, the Corporation retained Hewitt Associates to provide actuarial and other pension-related services, and assistance with implementation of the new Statement of Executive Compensation (Form 51-102F6).
8. Other Board Committees	•	The Board has established an Executive Committee, which is composed of three independent directors and two non-independent directors (JR Shaw and Jim Shaw).
	•	The Executive Committee is responsible for exercising the powers of the Board that may be specifically and lawfully delegated to it by the Board. For further information concerning the responsibilities, powers and operation of the Executive Committee, see “Statement of Corporate Governance — Committees of the Board”.
	•	The Board has established an Audit Committee, which is composed of four independent directors. For further information concerning the responsibilities, powers and operation of the Audit Committee, see “Statement of Corporate Governance — Committees of the Board”.
9. Board and Committee Assessments	•	The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors.
	•	Under the direction of the Corporate Governance and Nominating Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed by all directors on an annual basis. The Corporate Governance and Nominating Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate.
	•	The Corporate Governance and Nominating Committee is also responsible for ongoing assessments of individual directors.

Submitted on behalf of the Corporate Governance and Nominating Committee:

Michael W. O’Brien (Chair)
Adrian I. Burns
George F. Galbraith
Dr. Lynda Haverstock

DIRECTOR APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

(signed) Douglas J. Black, Q.C.
Corporate Secretary

November 24, 2009

EXHIBIT A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on June 26, 2003 (revised October 26, 2005, July 11, 2007 and November 25, 2008).

I.	Mandate

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.

In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;

•	act honestly and in good faith with a view to the best interests of the Corporation; and

•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

The Board will fulfill its mandate primarily by carrying out the duties and responsibilities set forth in section IV of this Mandate.

II.	Composition

Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 8 and a maximum of 20 directors. In accordance with the ABCA and applicable regulatory requirements, at least 80% of the members of the Board shall be Canadian citizens.

The Board shall be comprised of a majority of independent directors. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.

The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate. The Board may also appoint, from time to time, an independent lead director from among its members to provide leadership to the independent directors of the Board.

III.	Meetings

The Board shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by a member of the Board or a senior officer of the Corporation.

Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall also make provision for holding regularly scheduled in camera sessions of the Board without the presence of management.

Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board

To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with section V of this Mandate.

While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.

In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.

The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management

The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;

•	review the performance of the CEO and senior management;

•	approve the compensation of the CEO and senior management;

•	ensure that plans have been made for management succession, training and development;

•	provide advice and counsel to the CEO and senior management in the execution of their duties; and

•	satisfy itself as to the integrity of the CEO and senior management, and ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning

The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;

•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;

•	review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting

The Board has the responsibility to:

•	identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements, and maintains the integrity of, internal control procedures and management information systems;

•	develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt, and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting

The Board has the responsibility to:

•	ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with Canadian generally accepted accounting principles and any other applicable laws and regulations; and

•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and stakeholders.

5.	Legal Requirements

The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.

The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;

•	filling of a vacancy among the directors or in the office of auditors of the Corporation;

•	issuance of securities;

•	declaration of dividends;

•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•	payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;

•	approval of any take-over bid circular or directors’ circular;

•	approval of annual financial statements of the Corporation; and

•	adoption, amendment or repeal of the By-Laws of the Corporation.

6.	Board Functioning

The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;

•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;

•	identify and approve prospective nominees to the Board;

•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;

•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;

•	determine the compensation of directors; and

•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board

The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.

In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each composed of at least a majority of independent directors:

•	Audit Committee;

•	Corporate Governance and Nominating Committee; and

•	Human Resources and Compensation Committee.

In addition, the Board has appointed an Executive Committee which is composed of a majority of independent directors.

VI.	Terms of Reference for the Chair

To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;

•	act as chair of meetings of the Board;

•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;

•	facilitate the Board’s interaction with management of the Corporation;

•	act as a resource and mentor and provide leadership for other members of the Board; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Individual Directors

As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfil all legal and fiduciary obligations of a director.

1.	General

Each director is expected to:

•	Act and speak honestly and with integrity.

•	Demonstrate high ethical standards.

•	Support principled and ethical business practices.

•	Maintain a solid understanding of the role, responsibilities and duties of a director.

•	Understand conflict of interest issues and declare real or perceived conflicts.

•	Be an effective ambassador and representative of the Corporation.

2.	Skills and Experience

Each director shall:

•	Demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction.

•	Develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets.

•	Apply his or her knowledge, experience and expertise to issues confronting the Corporation.

•	Participate in on-going training and continuing education as may be required or desirable.

•	Serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability

Each director shall:

•	Maintain an excellent attendance record for meetings of both the Board and committees of the Board.

•	Prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items.

•	Be available and accessible to other members of the Board and to management of the Corporation, as needed.

•	Have the necessary time and commitment to fulfil all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction

Each director shall:

•	Participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions.

•	Work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation.

•	Encourage free and open discussion by the Board with respect to the business and affairs of the Corporation.

•	Communicate with the Chair and CEO of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board.

•	Act and speak independently and exercise independent judgment.

•	Respect confidentiality.

5.	Committee Work

Each director is expected to:

•	Participate as a member of a committee of the Board, when requested.

•	Become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

VIII.	Resources

The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.

SHAW COMMUNICATIONS INC.
CLASS A PARTICIPATING SHARES PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 14th DAY OF JANUARY 2010.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or failing him, JIM SHAW of Calgary, Alberta, or instead of either of the foregoing,                                       of                                       as the nominee of the undersigned to attend and act for the undersigned at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on Thursday, the 14th day of January 2010 at 11:00 a.m. (Mountain time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or at any adjournment or adjournments thereof, including the right to appoint a substitute proxyholder; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐	WITHHELD FROM VOTING ☐

the election as directors of the persons named in the proxy circular with respect to the Meeting; and

2. VOTED FOR ☐	WITHHELD FROM VOTING ☐

the appointment of Ernst & Young LLP as auditors of the Corporation.

Unless otherwise indicated above, this proxy is to be voted in favour of each of the resolutions in respect of the election of directors and the appointment of the auditors, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the              day of                                       ,              .
Signature of Shareholder
Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.

2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.

3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.